SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 11-K

(Mark One)

  X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

           For the year ended December 31, 1999

                            OR

_____   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

           For the transition period from --------------------to---------------------.

                   Commission file number 1-9759

A.   Full title of the plan and the address of the plan, if different from that of the
        Issuer named below:

            IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address
            Of its principal executive office:

                        IMC GLOBAL INC.
            2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

Employer Identification #36-3513204
Plan #004

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
(Together with Auditors' Report)

DECEMBER 31, 1999 AND 1998

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS

Independent Auditors' Report

Plan Administrator
  IMC Global Inc.
  Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 12, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC   May 26 ,2000

Report of Independent Auditors

Plan Administrator
IMC Global Operations, Inc.
          Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Operations, Inc. Profit Sharing and Savings Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois   Ernst & Young LLP
May 12, 1999

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS		
Investments, at fair value:		
Master trust funds:		
Interest in IMC Global Stock Fund	$ 15,320,938	$ 20,353,724
Interest in IMC Global Fixed Income		
Fund	44,809,452	54,179,806
Interest in IMC Global Bond Fund	2,408,722	3,203,031
Mutual funds:		
Fidelity Equity-Income Fund, Inc.	15,502,501	19,847,478
Vanguard Wellington Fund, Inc.	11,739,074	16,634,658
Fidelity Magellan Fund, Inc.	23,289,304	12,662,803
Templeton Foreign Fund, Inc.	3,589,078	2,709,064
Franklin Balance Sheet Investment		
Fund, Inc.	2,696,151	11,497,429
Vanguard Index Trust 500 Fund, Inc.	27,474,916	30,271,745
Loans to participants	3,448,238	5,354,133
Total investments	150,278,374	176,713,871
Receivables:		
Participant contributions	111,167	264,646
Company contributions	39,304	5,688,830
Due from brokers	-	2,129
Total receivables	150,471	5,955,605
Total assets	150,428,845	182,669,476
LIABILITIES		
Due to brokers	366	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 150,428,479	$ 182,669,476

The accompanying notes are an integral part of these financial statements.

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
ADDITIONS		
Investment income:		
Interest and dividends	$ 1,911,816	$ 1,946,596
Net realized and unrealized appreciation		
in fair value of investments	7,588,401	11,866,867
Income (loss) from master trust funds	334,528	(2,057,478)
Total investment income	9,834,745	11,755,985
Contributions:		
Participants	6,882,934	9,111,962
Company	3,634,035	9,719,918
Total contributions	10,516,969	18,831,880
Transfers from other plans	-	66,984,629
Total additions	20,351,714	97,572,494
DEDUCTIONS		
Distributions	27,830,503	16,034,717
Transfers to other plans	24,692,567	-
Administrative expenses	69,641	-
Total deductions	52,592,711	16,034,717
NET INCREASE (DECREASE)	(32,240,997)	81,537,777
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	182,669,476	101,131,699
End of year	$ 150,428,479	$ 182,669,476

The accompanying notes are an integral part of these financial statements.

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. **Description of the Plan**

Effective January 1, 1998, the Investment Plan for Salaried Employees of IMC Global Operations Inc. was amended, restated and renamed the IMC Global Inc. Profit Sharing and Savings Plan (the Plan).

Also on January 1, 1998, the following plans were merged with the Plan: IMC Global-Hutson Co. 401(k) Profit Sharing Plan; IMC Global-Hutson Agrico Services 401(k) Profit Sharing Plan; IMC Global-Vigoro Employees' Salary Plan; and the IMC Global Non-Union Hourly Employees of IMC Global Operations Inc. Plan. Effective July 1, 1998, the IMC Global Profit Sharing and Savings-Western Ag Plan merged into the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on March 1, 1988, for salaried employees of IMC Global Operations Inc. (a wholly owned subsidiary of IMC Global Inc.) and its wholly owned domestic subsidiaries (the Company). Employees are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15% of participants' base monthly salaries, not to exceed $10,000 in 1999 and 1998. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the IRC. Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company matching contributions, as determined by the Company's Board of Directors which are subject to certain limitations imposed by section 415 of the IRC.

1. **Description of the Plan (Continued)**

Company matching contributions were equal to 100% of the first 3%, and 50% of the second 3% of participants' eligible contributions for the years ended December 31, 1999 and 1998. The Company may also make a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions that will be applied to the Company Stock Fund may be in the form of cash or shares of IMC Global, Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Under certain circumstances, participants may rollover their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account balance is adjusted for participant and Company contributions, withdrawals, fees, interest, dividends, and net realized and unrealized gains or losses.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

- *Company Stock Fund* – Assets are invested in shares of the IMC Global Stock Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

- *Fixed Income Fund* – Assets are invested in shares of IMC Global Fixed Income Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

1. **Description of the Plan (Continued)**

   a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

   b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.17% through March 15, 2001.

   c. GIC with Government Plus Synthetic with an open maturity with interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

   d. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

   e. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

   f. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

   g. GIC with Protective Life with a guaranteed interest rate of 5.84% through July 30, 2002.

   h. Marshall Money Market Fund.

   i. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

   - *Bond Fund* – Assets are invested in shares of the IMC Global Bond Fund, a pooled bond fund shared only by other IMC Global Operations Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

   - *Equity Fund* – Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

1. **Description of the Plan (Continued)**

   - *Balanced Fund* – Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

   - *Growth Fund* – Assets are invested in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

   - *International Equity Fund* – Assets are invested in shares of the Templeton Foreign Fund, Inc., a mutual fund which invests in companies and governments outside of the United States.

   - *Aggressive Equity Fund* – Assets are invested in shares of the Franklin Balance Sheet Investment Fund, Inc., a mutual fund which invests in stock and securities of companies that it judges to be undervalued.

   - *Index Equity* – Assets are invested in shares of Vanguard Index Trust 500 Fund, Inc., a mutual fund which invests in S&P 500 companies.

   - *Loan Fund* – Loans made to participants as described below.

   Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

   Vesting

   Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee.

   Withdrawals

   Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

1. **Description of the Plan (Continued)**

Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

Deferred Distributions

Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2. **Summary of Significant Accounting Policies**

Investment Valuation

All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of master trust funds, mutual funds, the M&I Stable Principal Fund, and the LaSalle National Trust, N.A. Income Plus Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

2. **Summary of Significant Accounting Policies (Continued)**

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Contributions from participants are recorded monthly. Matching contributions by the Company are made monthly based on the minimum contribution percentage required by the Plan. Any profit-sharing contributions by the Company are accrued when approved by its Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters,* in 1999.

3. **Investment in Master Trust**

Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund are invested in shares of IMC Global Operations Inc. pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The Plan held a 100%, 98.6%, and 96.9% interest, respectively, in the IMC Global Bond Fund, the IMC Global Stock Fund, and the IMC Global Fixed Income Fund at December 31, 1999 (100%, 99.1% and 98.2%, respectively, at December 31, 1998).

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets applicable to such participating plan.

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investment in Master Trust (Continued)**

The assets of the pooled funds as of December 31, 1999, were as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund
Bond Fund of America	$ 2,351,242	$ -	$ -
IMC Global Inc. common stock	-	15,043,090	-
M&I Stable Principal Fund	-	-	18,899,717
Guaranteed Investment Contracts:			
CDC Investment Management Corp.	-	-	6,028,752
Rabobank Alternative	-	-	2,260,361
Government Plus Synthetic	-	-	6,028,795
Ohio National	-	-	3,277,696
Sunamerica Life Synthetic	-	-	3,058,666
Connecticut General Life	-	-	2,666,961
Protective Life	-	-	3,073,187
Marshall Money Market Fund	54,882	488,024	898,258
Pending transactions	-	6,657	-
Accrued interest and dividends	2,598	3,130	73,208
Net Assets	$ 2,408,722	$ 15,540,901	$ 46,265,601

The assets of the pooled funds as of December 31, 1998, were as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund
Bond Fund of America	$ 3,158,380	$ -	$ -
IMC Global Inc. common stock	-	19,945,932	-
M&I Stable Principal Fund	-	-	25,300,570
Guaranteed Investment Contracts:			
CDC Investment Management Corp.	-	-	6,028,752
Rabobank Alternative	-	-	3,135,194
National Westminster Bank Group	-	-	2,729,535
Government Plus Synthetic	-	-	5,690,822
Ohio National	-	-	3,084,891
Sunamerica Life Synthetic	-	-	3,501,766
Connecticut General Life	-	-	2,532,191
General American Synthetic	-	-	2,529,671
Marshall Money Market Fund	-	576,545	519,225
Pending transactions	44,397	-	-
Accrued interest and dividends	254	3,147	129,668
Net Assets	$ 3,203,031	$ 20,525,624	$ 55,182,285

3. **Investment in Master Trust (Continued)**

Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions			
Interest and dividend income	$ 173,277	$ 307,153	$ 2,919,067
Net realized and unrealized depreciation in fair value of investments	(780,913)	(1,958,939)	-
Contributions and transfers from other plans	1,729,146	20,621,302	29,755,582
	1,121,510	18,969,516	32,674,649
Deductions			
Benefits paid	1,915,819	23,954,239	41,578,994
Investment expenses	-	-	12,339
	1,915,819	23,954,239	41,591,333
Net decrease in assets	(794,309)	(4,984,723)	(8,916,684)
Net assets, beginning of year	3,203,031	20,525,624	55,182,285
Net assets, end of year	$ 2,408,722	$ 15,540,901	$ 46,265,601

Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions			
Interest and dividend income	$ 212,110	$ 234,583	$ 3,132,655
Net realized and unrealized appreciation (depreciation) in fair value of investments	(59,650)	(5,948,352)	321,606
Contributions and transfers from other plans	4,335,440	31,572,913	58,592,605
	4,487,900	25,859,144	62,046,866
Deductions			
Benefits paid	3,640,937	23,713,125	47,702,409
Investment expenses	-	-	24,934
	3,640,937	23,713,125	47,727,343
Net increase in assets	846,963	2,146,019	14,319,523
Net assets, beginning of year	2,356,068	18,379,605	40,862,762
Net assets, end of year	$ 3,203,031	$ 20,525,624	$ 55,182,285

4. **Significant Investments**

Investments (all are participant-directed) that represent 5% or more of net assets available for benefits at December 31, 1999 and 1998, were as follows:

	December 31	
	1999	1998
Fidelity Equity-Income Fund, Inc.	$ 15,502,501	$ 19,847,478
Vanguard Wellington Fund, Inc.	11,739,074	16,634,658
Fidelity Magellan Fund, Inc.	23,289,304	12,662,803
Vanguard Index Trust 500 Fund, Inc.	27,474,916	30,271,745
Franklin Balance Sheet Investment Fund, Inc.	2,696,151	11,497,429

5. **Federal Income Tax Status**

The Internal Revenue Service ruled on June 7, 1989, that the Plan qualified under section 401 (a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedules

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

Employer Identification Number: 36-3513204

Plan Number: 004

Identity of Issuer	Description	Number of Shares	Cost	Current Value
Marshall and Ilsley Trust Company*	Fidelity Equity-Income Fund, Inc.	289,875	$ 14,896,153	$ 15,502,501
	Vanguard Wellington Fund, Inc.	419,852	12,330,380	11,739,074
	Fidelity Magellan Fund, Inc.	170,455	20,479,102	23,289,304
	Templeton Foreign Fund, Inc.	319,882	3,255,257	3,589,078
	Franklin Balance Sheet Investment Fund, Inc.	88,485	2,894,769	2,696,151
	Vanguard Index Trust 500 Fund, Inc.	203,022	23,185,507	27,474,916
Loans to participants (7.00% - 10.75%)			-	3,448,238
			$ 77,041,168	$ 87,739,262

*Indicates party-in-interest to the Plan.

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3513204, Plan Number: 004

Social Security Number	Original Loan Amount	Principal and Interest Paid During the Year	Loan Issue Date	Maturity Date	Default Date	Interest Rate	Collateral Type	Value
499-44-9174	$ 6,000	$ -	2/14/97	2/15/03	12/23/99	7.75%	Participant account	$ 11,838
265-96-6357	6,000	122	3/15/96	3/15/01	12/23/99	8.25%	Participant account	-
265-96-6357	3,500	71	4/15/97	4/15/02	12/23/99	8.25%	Participant account	-
517-58-2533	2,900	233	12/15/95	11/3/00	12/23/99	10.25%	Participant account	25,415
528-62-2722	25,000	1,626	6/11/99	6/4/04	12/23/99	7.75%	Participant account	47,404
362-36-0053	12,000	734	2/14/97	2/15/02	12/23/99	8.25%	Participant account	11,805
291-86-0163	5,400	332	6/30/98	6/30/03	8/27/99	8.50%	Participant account	10,485
263-11-7341	11,000	1,617	1/31/95	1/15/00	10/4/99	9.50%	Participant account	40,521
263-11-7341	15,000	2,142	8/15/96	8/15/01	10/4/99	8.25%	Participant account	40,521
317-96-5036	3,672	269	12/15/97	2/15/02	8/27/99	9.76%	Participant account	7,697
317-96-5036	2,500	152	11/13/98	11/15/03	8/27/99	8.00%	Participant account	7,697
309-42-8957	5,205	237	12/15/97	11/30/99	12/23/99	7.00%	Participant account	47,380
309-42-8957	10,000	101	12/31/98	12/31/03	12/23/99	8.00%	Participant account	47,380
266-79-9049	4,000	123	9/30/98	9/30/03	8/27/99	8.50%	Participant account	19,278
333-60-0412	1,500	61	8/31/98	8/31/03	12/23/99	8.50%	Participant account	3,218
260-62-8860	12,000	490	4/15/96	4/15/01	8/27/99	8.25%	Participant account	84,754
260-62-8860	12,000	492	5/15/97	5/15/02	8/27/99	8.50%	Participant account	84,754

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS (Continued)

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3513204

Plan Number: 004

Social Security Number	Original Loan Amount	Principal and Interest Paid During the Year	Loan Issue Date	Maturity Date	Default Date	Interest Rate	Collateral	
							Type	Value
263-66-6697	$ 13,000	$ -	11/30/94	11/15/99	8/27/99	8.75%	Participant account	$ 102,015
263-66-6697	23,900	-	1/15/97	1/15/02	8/27/99	8.25%	Participant account	102,015
352-68-2811	14,300	-	4/15/96	4/15/01	12/23/99	8.25%	Participant account	80,481
585-42-1745	10,000	1,536	1/20/98	1/31/02	8/27/99	10.50%	Participant account	45,327
330-28-4447	24,078	2,252	12/15/97	4/15/02	12/23/99	9.25%	Participant account	45,308
309-80-2396	987	-	12/15/97	11/15/02	12/23/99	9.50%	Participant account	794
530-70-4128	3,000	457	12/18/95	12/31/99	12/23/99	10.75%	Participant account	31,656
266-58-4085	15,000	768	6/15/98	6/15/03	12/23/99	8.50%	Participant account	17,929
336-42-0671	8,494	626	12/15/97	1/15/02	8/27/99	9.25%	Participant account	12,415
362-62-2418	4,800	615	2/18/97	2/28/02	12/23/99	10.25%	Participant account	21,946
298-62-8675	2,053	154	12/15/97	12/15/01	8/27/99	9.25%	Participant account	-
089-34-5015	7,400	-	5/11/99	4/30/00	12/23/99	7.75%	Participant account	359,203
355-56-8105	1,334	91	12/15/97	3/31/99	8/27/99	9.25%	Participant account	19,582
355-56-8105	2,500	113	11/13/98	11/15/00	8/27/99	8.25%	Participant account	19,582
136-40-7772	5,000	1,046	3/31/98	3/31/02	12/23/99	8.50%	Participant account	40,089

IMC GLOBAL INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3513204

Plan Number: 004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Value of Asset on Transaction Date	Net Gain
Series of securities transactions in excess of 5% of plan assets						
Marshall and Ilsley Trust Company*	Fidelity Equity-Income Fund, Inc.	$ 8,064,145	$ -	$ 8,064,145	$ 8,064,145	$ -
		-	8,854,295	7,652,358	8,854,295	1,201,937
	Fidelity Magellan Fund, Inc.	16,466,122	-	16,466,122	16,466,122	-
		-	12,875,468	11,649,290	12,875,468	1,226,178
	Vanguard Wellington Fund, Inc.	11,001,372	-	11,001,372	11,001,372	-
		-	7,864,532	7,801,646	7,864,532	62,886
	Vanguard Index Trust 500 Fund, Inc.	26,140,120	-	26,140,120	26,140,120	-
		-	14,692,296	12,870,002	14,692,296	1,822,294
	Templeton Foreign Fund, Inc.	9,981,217	-	9,981,217	9,981,217	-
		-	8,587,996	8,268,076	8,587,996	319,920

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused This annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMC GLOBAL INC PROFIT SHARING AND SAVINGS PLAN

/s/ J. Bradford James

J. Bradford James
Chairman of the Employee Benefits Committee

Date: June 28, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James ----------------------- J. Bradford James	Senior Vice President and Chief Financial Officer	June 28, 2000
/s/Stephen P. Malia ----------------------- Stephen P. Malia	Senior Vice President Human Resources	June 28, 2000
/s/ E. Paul Dunn, Jr. ---------------------- E. Paul Dunn, Jr.	Vice President and Treasurer	June 28, 2000
/s/ Mary Ann Hynes ---------------------- Mary Ann Hynes	Senior Vice President and General Counsel	June 28, 2000